Filed Pursuant to Rule 433
Registration Statement No. 333-200089

Dated June 4, 2015

U.S.$1,350,000,000

The Bank of Nova Scotia

U.S.$850,000,000 1.700% Senior Notes Due 2018

U.S.$500,000,000 FLOATING RATE Senior Notes Due 2018

__________________________________________

U.S.$850,000,000 1.700% Senior Notes due 2018

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	1.700% Senior Notes due 2018 (the “Notes”)
Principal Amount:	U.S.$850,000,000
Maturity Date:	June 11, 2018
Price to Public:	99.953% of the Principal Amount, plus accrued interest, if any, from June 11, 2015
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$847,475,500
Coupon (Interest Rate):	1.700%
Re-offer Yield:	1.716%
Spread to Benchmark Treasury:	T + 70 basis points
Benchmark Treasury:	1.000% due May 15, 2018
Benchmark Treasury Yield:	1.016%
Interest Payment Dates:	June 11 and December 11 of each year, commencing on December 11, 2015
Optional Redemption:

The Bank may, at any time after May 11, 2018 (which is the date that is one month prior to the Maturity Date), redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, upon not less than 30 nor more than 45 days’ prior notice given to the holders of the Notes to be redeemed.

If money sufficient to pay the redemption price of and accrued interest on the Notes (or portions thereof) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after the redemption date, interest will cease to accrue on such Notes (or such portion thereof) called for redemption and such Notes will cease to be outstanding. If any redemption date is not a business day, the Bank will pay the redemption price on the next business day without any interest or other payment due to the delay.

If fewer than all of the Notes are to be redeemed, the depository will select the Notes for redemption on a pro-rata basis, by lot or by such other method in accordance with the depository’s procedures. No Notes of $1,000 or less will be redeemed in part.

1

Day Count / Business Day Convention:	30/360; Following, Unadjusted
Trade Date:	June 4, 2015
Settlement Date:	June 11, 2015 (T+5)
CUSIP / ISIN:	064159GM2 / US064159GM29

Underwriters:
Underwriter	Principal Amount of Senior Notes due 2018 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$	170,000,000
Barclays Capital Inc.	170,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	127,500,000
Citigroup Global Markets Inc.	93,500,000
UBS Securities LLC	93,500,000
Wells Fargo Securities, LLC	76,500,000
Goldman, Sachs & Co.	25,500,000
HSBC Securities (USA) Inc.	25,500,000
Deutsche Bank Securities Inc.	17,000,000
J.P. Morgan Securities LLC	17,000,000
Morgan Stanley & Co. LLC	17,000,000
BNP Paribas Securities Corp.	17,000,000
Total	U.S.$	850,000,000

U.S.$500,000,000 Floating Rate Senior Notes due 2018

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	Floating Rate Senior Notes due 2018
Principal Amount:	U.S.$500,000,000
Maturity Date:	June 11, 2018
Price to Public:	100.000% of the principal amount of the Securities, plus accrued interest, if any, from June 11, 2015
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$498,750,000
Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)
Spread to Benchmark:	+ 47 basis points
Interest Payment Dates:	March 11, June 11, September 11 and December 11 of each year, commencing on September 11, 2015
Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period
Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted
Trade Date:	June 4, 2015
Settlement Date:	June 11, 2015 (T+5)
CUSIP / ISIN:	064159GN0 / US064159GN02
2

Underwriters:
Underwriter	Principal Amount of Floating Rate Senior Notes due 2018 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$	100,000,000
Barclays Capital Inc.	100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	75,000,000
Citigroup Global Markets Inc.	55,000,000
UBS Securities LLC	55,000,000
Wells Fargo Securities, LLC	45,000,000
Goldman, Sachs & Co.	15,000,000
HSBC Securities (USA) Inc.	15,000,000
Deutsche Bank Securities Inc.	10,000,000
J.P. Morgan Securities LLC	10,000,000
Morgan Stanley & Co. LLC	10,000,000
BNP Paribas Securities Corp.	10,000,000
Total	U.S.$	500,000,000

The following description will apply to the Floating Rate Senior Notes due 2018:

Floating Rate Senior Notes due 2018:

The Floating Rate Senior Notes due 2018 (the “Floating Rate Notes”) will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as the Bank appoints a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 0.47%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and the Bank of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. The Bank will make interest payments on the Floating Rate Notes quarterly in arrears on March 11, June 11, September 11 and December 11 of each year, commencing on September 11, 2015, to the person in whose name those Floating Rate Notes are registered on the preceding February 24, May 27, August 27 and November 26, whether or not a business day. Interest on the Floating Rate Notes will accrue from and including June 11, 2015, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for, to but excluding the next interest payment date or maturity date, as the case may be. The Bank refers to each of these periods as an “interest period.” The amount of accrued interest that the Bank will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from June 11, 2015, or from the last date the Bank paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least U.S.$1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest

3

Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least U.S.$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least U.S.$1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated June 4, 2015 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1-800-372-3930, Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, or UBS Securities LLC at 1-888-827-7275.

4